September 10, 2008

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention:    H. Christopher Owings, Assistant Director

Re:	ecoSolutions Intl Amendment No. 2 to Registration Statement on Form 10 Filed August 11, 2008 File No. 000-53225

Dear Mr. Owings:

By letter dated August 27, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided this company, ecoSolutions Intl (the “Company”), with comments to the Company’s Amendment No. 2 to the Form 10 Registration Statement filed with the SEC on August 11, 2008 (as amended, the “Form 10”). This letter contains the responses of the Company to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the August 27, 2008 letter from the Staff.

Amendment No. 2 to Registration Statement on Form 10

1. We note the disclosure on page 24 of the company’s quarterly report on Form 10-Q as filed on August 15, 2008, regarding the issuance of convertible notes and the termination of the guarantee by Mr. Patridge. Please add such disclosure to the Form 10, including providing the revised disclosure of the beneficial ownership of the shares held by T Squared Investments LLC and Mr. Patridge as of a current date.

Company’s Response

We will revise the Form 10 to include the more recent disclosures reflected in the Company’s quarterly report on Form 10-Q as filed on August 15, 2008, including the issuance of convertible notes, termination of the guarantee by Mr. Patridge, and a more recent disclosure of the beneficial ownership of the shares held by T Squared Investments LLC and Mr. Patridge as of a current date.

2. Please generally ensure that your registration statement reflects information as of a current date; in this regard, we note several references to information that is as of May 31st. For example, see page 31 and your discussion relating to Market Price of and Dividends on the Registrant’s Common Equity and your discussion regarding your Liquidity and Capital Resources on page 23. These are examples only; please review your entire registration statement to ensure that it reflects current information.

Company’s Response

We will revise the Form 10 generally to ensure that the registration statement reflects information as of a more current date (preceding the Company’s filing of Amendment No. 3 to the Form 10), including the Company’s discussion therein regarding the Market Price of and Dividends on the Registrant’s Common Equity and discussion therein regarding Liquidity and Capital Resources.

Form 10-Q for the Quarter Ended June 30, 2008

3. We note your response and revisions to comment two from our letter dated July 25, 2008. Please include similar disclosure in future periodic reports. For example, we note the disclosure does not appear on page seven of the Form 10-Q in the discussion of revenue recognition.

Company’s Response

As we noted in the Company’ response to the Staff’s July 25, 2008 letter, and for the reasons specified therein, we do not consider the management services we provide to Patridge & Company of Nevada, LLC (our President’s company) a line of business for the Company.

Going forward, the Company will ensure that all future periodic reports, as applicable, including any quarterly report on Form 10-Q filed by the Company hereafter, will include a similar disclosure, and make it clear that the Company does not consider the management services it provides to Patridge & Company of Nevada, LLC to be a line of business for the Company.

Item 4T. Controls and Procedures, page 29

4. In future filings if you choose to disclose the definition of the term disclosure controls and procedures in management’s evaluation please include the entire definition of the term, as provided in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). In future filings please clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. Alternatively you can omit the definition from your disclosure.

Company’s Response

The Company will ensure that all future periodic reports filed by the Company hereafter, as applicable, will be responsive to Comment No. 4 of the Staff’s August 27, 2008 letter. Specifically, the Company may opt to altogether exclude from its Item 4T disclosure the definition of the term “disclosure controls and procedures” in its future periodic reports. However, if the Company opts to include the definition of the term, it will ensure that the full definition, as provided in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, is provided under the applicable disclosure.

Further, the Company will in future filings clarify, if true, that its officers have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in periodic SEC reports filed by the Company under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.

5. We note your statement that “...our disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information required to be disclosed...” In future filings please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives if your principal executive and financial officer concluded your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Section II.F.4 of SEC Release No. 33-8238.

Company’s Response

The Company will ensure that all future periodic reports filed by the Company hereafter, as applicable, will be responsive to Comment No. 5 of the Staff’s August 27, 2008 letter.

Specifically, if true, the Company will, in any applicable future periodic reports required to be filed by it hereafter, make it clear that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective, provided management has concluded that such disclosure controls and procedures are effective at the reasonable assurance level.

* * *

Please direct questions regarding this letter or the Form 10 to Troy Gould P.C. (Attention: Ekong I. Udoekwere), counsel to ecoSolutions Intl, via telephone at (310) 789-1205, or via facsimile at (310) 789-1405.

Very truly yours,

/s/ JANE EMKES Jane Emkes Chief Financial Officer